July 26, 2006

Barbara A. Hatcher
Executive Vice President and General Counsel
Exide Technologies
13000 Deerfield Parkway, Building 200
Alpharetta, Georgia

      Re: **Exide Technologies**
                  Registration Statement on Form S-3
                  Filed June 30, 2006
                  File No. 333-135564

Dear Ms. Hatcher:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Comments we issued in connection with our review of your Form 10-K must be resolved before we act on any request to accelerate the effective date of the Form S-3.

2.   Please tell us whether your shareholders who are standby purchasers may purchase any of the shares in this registered offering. If so, please tell us how the transaction with those shareholders would be consistent with Section 5 of the Securities Act, since it appears that you began the offer to those shareholders

before you filed this registration statement. If those shareholders are excluded from the registered offering, please show us how you have reflected that fact in the registration fee table.

3.   Note that the filing of a registration statement constitutes an offer to the public. Please tell us how you concluded that it is appropriate under governing state law, Nasdaq rules and federal securities laws to offer shares that you are not authorized to issue in an offering that has not received required shareholder approval.

Prospectus Cover

4.   We note your statement that you may extend the expiration date of the subscription period. Please revise the prospectus cover to include the latest date to which you may extend the subscription period.

Questions and Answers Relating to the Rights Offering, page ii

How was the $ per share subscription price determined?, page ii

5.   Expand your disclosure to include how you determined the number of shares of common stock per subscription right.

What happens if I elect to exercise my rights and the shareholders . . ., page iii

6.   Here and elsewhere in your prospectus, as appropriate, please disclose how soon investors will receive a refund of their subscription payments following any action resulting in the termination of this offering prior to the satisfaction of pending subscriptions.

After I send in my payment . . . , page iv

7.   Please revise your disclosure here and elsewhere in your prospectus, as appropriate, to reconcile your disclosure that the rights are irrevocable with your disclosure on page 24 regarding the opportunity to cancel a subscription in the event of "fundamental changes in the terms set forth in the prospectus." Also, please disclose who will determine whether a change is "fundamental" and include any related risk factors if there is ambiguity.

How much money will we receive from the rights offering?, page iv

8.   Disclose the net proceeds from the offering. Please show us your calculations supporting the statement in the penultimate sentence given the conditions to the standby commitment like the caps in Section 2(d) of the Standby Purchase Agreement.

How many shares will the Standby Purchasers . . .?, page v

9.   Expand your disclosure here to address the scenarios disclosed on pages 20 and 21, including situations were (i) the rights offering has not closed by September 30, 2006 or the Standby Agreement is terminated or (ii) shareholders do not approve the rights offering.

Risk Factors, page 4

Holders of our common stock are subject to the risk of dilution, page 9

10.   Please disclose the status of the reserve, including the amount of securities issued and remaining and the amount of claims yet to be paid.

Restrictive covenants restrict our ability to operate our business, page 11

11.   Please expand the risk factor to highlight any material historic covenant defaults and the related effects.

If the rights offering, the sale of shares to the Standby Purchasers . . ., page 13

12.   Quantify the dilutive effect of purchases by the standby purchasers, assuming (i) rights holders do not exercise any rights and (ii) rights holders exercise all rights.

Use of Proceeds, page 18

13.   Please provide the disclosure regarding the approximate amount intended to be used for each stated purpose, as required by Item 504 of Regulation S-K and indicate the order of priority of the purposes listed.

The Rights Offering, page 20

14.   Please provide a table to show how the transactions would affect your previously disclosed information provided in response to Regulation S-K Item 403. Show the range of results given a reasonable range of potential outcomes of your transactions.

Reasons for the Rights Offering, page 20

15.   Please quantify the anti-dilution adjustments.

Standby Commitments, page 20

16.   We note your disclaimer that the description of the Standby Agreement contained in your prospectus does not purport to be complete. Please clarify whether your disclosure includes all material terms of the agreement.

17.   Please disclose the most significant conditions to the standby purchase commitment, including, for example, the percent ownership caps in Section 2(d).

Expiration Date and Amendments, page 24

18.   Please clarify whether all forms of payment must have cleared before the expiration date in order for investors to receive shares upon exercise of their rights.

Foreign Shareholders, page 27

19.   With a view toward disclosure, please tell us the percentage of your stock that is held by shareholders with addresses outside of the United States.

U.S. Federal Income Tax Treatment, page 28

20.   Please identify the advisors you mention and file their consent.

Certain Material U.S. Federal Income Tax Considerations, page 29

21.   Please revise the title of this section and the first sentence to clarify whether you have disclosed all material tax consequences.

22.   It is inappropriate to disclaim responsibility for your disclosure. Please remove the statement that the disclosure is "for general information purposes only" which we view as an inappropriate disclaimer.

23.   Please unequivocally state what the tax consequences will be, not what they "should" be or "generally" are. If you are unable to provide an unequivocal statement, please disclose the reason for the uncertainty, the possible outcomes and the risks to investors. Please apply this comment to your disclosures regarding tax issues throughout the prospectus.

24.   We refer you to the final paragraph on page 29. Please clarify how investors are to determine whether the fair market value of their subscription will exceed the 15% threshold mentioned here.

Plan of Distribution, page 39

25.   Please tell us to what "particular offering" you are referring in the penultimate paragraph of this section.

26.   Given the last two sentences of your "Other Matters" disclosure on page 28, please tell us the reason for the last paragraph on page 39.

Other Expenses, page II-1

27.   Please tell us who is receiving the $6,250,000 mentioned in the second row of the table.

Undertakings

28.   Please revise to include the undertakings required by Regulation S-K Items 512(a)(5)(ii) and 512(a)(6).

Exhibits

29.   Please file the documents you will send shareholders in connection with the offering.

* * * * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may Donald C. Hunt at (202) 551-3647 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Carter W. Emerson – Kirkland & Ellis LLP